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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Phosphate Resource Partners Limited Partnership (Name of Issuer)
Depositary Units (Title of Class of Securities)
719217101 (CUSIP Number)

Mr. J. Reid Porter
Mary Ann Hynes, Esq.
100 S. Saunders Road
Suite 300
Lake Forest, Illinois 60045-2561
Telephone: (847) 739-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
December 22, 1997 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

13D

1	Name of Reporting Person PRP-GP LLC

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares		7	Sole Voting Power 52,348,150*
Beneficially
Owned by Each		8	Shared Voting Power 0
Reporting
Person With		9	Sole Dispositive Power 52,348,150*

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 52,348,150*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 51.1%*

14	Type of Reporting Person OO (Limited Liability Company)

*
The number and percentage of Depositary Units of the Issuer reported as beneficially owned in this Schedule 13D includes Depositary Units and other classes of partner interests of the Issuer that are convertible into Depositary Units. See Item 1.

  13D

1	Name of Reporting Person IMC GLOBAL INC.

2	Check the appropriate box if a member of a group			(a) ☐
(b) ☒

3	SEC use only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares		7	Sole Voting Power 52,348,150*
Beneficially
Owned by Each		8	Shared Voting Power 30,732,100
Reporting
Person With		9	Sole Dispositive Power 52,348,150*

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 83,080,250*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11) 81.1%*

14	Type of Reporting Person CO (Limited Liability Company)

*
The number and percentage of Depositary Units of the Issuer reported as beneficially owned in this Schedule 13D includes Depositary Units, other classes of partner interests of the Issuer that are convertible into Depositary Units and Depository Units which IMC has a right to acquire. See Item 1.

Item 1.    Security and Issuer.

        This statement on Schedule 13D (this "Schedule 13D") relates to the Depositary units (the "Depositary Units") of Phosphate Resource Partners Limited Partnership, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 100 S. Saunders Road, Suite 300, Lake Forest, Illinois 60045. The total number of Depositary Units reported as beneficially owned in this Schedule 13D is 83,080,250, which constitutes approximately 81.1% of the total number of Depositary Units outstanding. This number and percentage includes 198,234 Depositary Units and 52,149,916 Unit Equivalents (the "Unit Equivalents", and, collectively with the Depositary Units owned by the Reporting Persons, the "Owned Units") directly owned by the General Partner (as defined herein) and 30,732,100 Depository Units (the "Alpine Units") which IMC (as defined herein) has a right to vote (as described in Item 3 of this Schedule 13D). The Unit Equivalents are convertible on a one-to-one basis into Depositary Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at December 22, 2003 there were 50,278,879 Depositary Units outstanding and 52,149,916 Unit Equivalents outstanding. The Depositary Units and Unit Equivalents each represent limited partner interests in the Issuer.

Item 2.    Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):
	(i)	IMC Global Inc. ("IMC," or the "Reporting Person"), a Delaware corporation;
	(ii)	PRP-GP LLC, a Delaware limited liability company (the "General Partner" and collectively with IMC, the "Reporting Persons").

        The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

        Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

        Certain information required by this Item 2 concerning the executive officers and directors of IMC and PRP-GP LLC is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of the Reporting Persons is as follows:
100 S. Saunders Road Suite 300 Lake Forest, Illinois 60045-2561
(c)	(i)	The General Partner was formed to acquire the Owned Units from IMC and to operate as the administrative managing general partner of the Issuer.
(ii)
IMC is engaged in the business of producing and distributing concentrated phosphates and potash crop nutrients for the agricultural industry and a leading provider of feed ingredients for the animal nutrition industry.
(d)-(e)
Neither of the Reporting Persons nor, to the best of either Reporting Person's knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        Pursuant to that certain Agreement and Plan of Merger, dated as of August 26, 1997 (the "Merger Agreement"), among IMC and Freeport-McMoRan Inc. ("FTX"), FTX was merged with and into IMC, with IMC continuing as the surviving company (the "Merger"). As part of the Merger, IMC acquired all of FTX's interest in the Issuer, including the Owned Units and the GP Interest (as defined herein), and became administrative managing general partner of the Issuer.

        Pursuant to the Merger Agreement, each outstanding share of FTX Common Stock was converted into (i) 0.90 of a share of IMC Common Stock, (ii) 1/3of a warrant, with each whole warrant being entitled to purchase one share of IMC Common Stock at $44.50, and (iii) .21130834 of a share of Freeport-McMoRan Sulphur Inc. Common Stock.

        On October 16, 2003, IMC transferred the Owned Units and 1,036,983 general partner units in the Issuer (the "GP Interest") to the General Partner, a new wholly owned subsidiary of IMC. In connection with the General Partner's acquisition of the GP Interest, the General Partner became the administrative managing general partner of the Issuer.

        On December 23, 2003, IMC entered into that certain Agreement, dated as of December 19, 2003 (the "Alpine Agreement"), with Keystone, Inc., Alpine Capital, L.P. and the Anne T. and Robert M. Bass Foundation (collectively, the "Alpine Unitholders"). Under the terms of the Alpine Agreement, the Alpine Unitholders have granted proxies to IMC for all of the Alpine Units to be voted in favor of the Transaction (as defined in Item 4), if pursued.

Item 4.    Purpose of Transaction.

        IMC entered into the Merger to acquire FTX, whose assets included its interest in the Issuer. IMC entered into the Alpine Agreement in order to facilitate a possible merger transaction that would simplify its corporate structure. The following describes plans or proposals, including those in connection with the Alpine Agreement, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)-(b)	IMC is considering making a proposal to merge an affiliate of IMC with the Issuer with each publicly-held partnership unit in the Issuer being converted into 0.2 shares of IMC common stock (the "Transaction"). IMC has not made a definitive determination whether to make a merger proposal to the Issuer. Following the Transaction, the Issuer would become wholly-owned by IMC. IMC has previously advised the board of directors of the administrative managing general partner of the Issuer (acting in such role, the "GP Board") that IMC is considering making a proposal to the Issuer regarding a possible merger transaction in which the publicly-traded units in the Issuer would be exchanged for IMC common stock. IMC has also advised the GP Board that a possible transaction was being discussed with the Alpine Shareholders. The GP Board has formed a committee of independent directors to consider any proposal from IMC and is proceeding to engage independent legal and financial advisors to assist it in considering any proposal from IMC. Under the Alpine Agreement, IMC will have the right to vote the Alpine Shares in favor of the Transaction. There can be no assurance that IMC will make a merger proposal to the Issuer, or, if a proposal is made, as to what the response of the GP Board would be to the proposal. The Transaction would be subject to the negotiation of a definitive merger agreement, necessary regulatory approvals, action by the unitholders of the Issuer and other conditions which are customary for transactions of this nature involving publicly traded companies.
(c)	None.
(d)	None, except that in connection with the Transaction, the Issuer and the Issuer's board of directors and management would cease to exist.
(e)	None.
(f)	None.
(g)	None.
(h)
If the Transaction is consummated, the Depository Units would be delisted from the New York Stock Exchange (the "NYSE"). (i) If the Transaction is consummated, the Depositary Units would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether: (i) to sell the Owned Units reported as beneficially owned in this Schedule 13D (and in what amounts); (ii) to retain such securities; (iii) to effectuate the Transaction or (iv) to exercise their rights under the Alpine Agreement, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)	(i) The General Partner beneficially owns, and has sole power to vote or dispose of: 198,234 Depositary Units and 52,149,916 Unit Equivalents. The Unit Equivalents are convertible into an equal number of Depositary Units, representing, on an as-converted basis, together with the Depositary Units owned by the General Partner an aggregate of 52,348,150 Depositary Units (51.1%) beneficially owned by the General Partner.
(ii)
IMC does not directly own any Units. By virtue of being the sole member of the General Partner, IMC may be deemed to possess sole voting and dispositive powers with respect to those Owned Units held by the General Partner (on an as-converted basis, 52,348,150 Depositary Units (51.1%)). By virtue of its rights under the Alpine Agreement, IMC may be deemed to possess shared voting power with respect to the 30,732,100 Alpine Units (30.0%). IMC shares voting power with respect to the Alpine Units with the Alpine Shareholders. IMC beneficially owns, through the General Partner and its rights under the Alpine Agreement an aggregate 83,080,250 Depositary Units on an as-converted basis (81.1%).
(c)	The information set forth in the third paragraph of Item 3 of this Schedule 13D is hereby incorporated by reference.
(d)
All of the Owned Units are pledged as collateral under a pledge agreement to secure the obligations of IMC under that certain Amended and Restated Credit Agreement, dated as of May 17, 2001, as amended and restated as of February 21, 2001 and as further amended and restated through the date hereof (the "Credit Agreement") and certain obligations pursuant to indentures relating to certain other indebtedness of IMC or the Issuer. Pursuant to the terms of the Credit Agreement and certain agreements entered into in connection therewith, under certain circumstances the various lenders thereunder would have (i) a right to any proceeds from a sale of the Owned Units or (ii) a right to direct the sale or other disposition of the Owned Units.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Issuer Partnership Agreement

        Pursuant to the terms of the Issuer Partnership Agreement, the Unit Equivalents are convertible into Depositary Units on a one-for-one basis upon demand by the General Partner.

        The Issuer Partnership Agreement additionally contains various provisions with respect to the units, governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

  Alpine Agreement

        The information set forth in Item 3 and subsection (a)-(b) of Item 4 of this Schedule 13D relating to the Alpine Agreement is hereby incorporated herein. If the Transaction does not occur prior to September 24, 2004, or if IMC does not meet certain other time deadlines, the Alpine Agreement will terminate and IMC will pay the Alpine Shareholders approximately $500,000.

  Credit Agreement

        The information set forth in subsection (d) of Item 5 of this Schedule 13D is hereby incorporated herein.

Item 7.    Material to be filed as Exhibits.

Exhibit A	—	Joint Filing Agreement.*
Exhibit B	—	Agreement and Plan of Merger dated as of August 26, 1997 between IMC Global Inc. and Freeport-McMoRan Inc. (filed as Exhibit 99.1 to IMC's Form 8-K filed August 28, 1997).**
Exhibit C1	—
Amended and Restated Agreement of Limited Partnership of PLP dated as of May 29, 1987 (PLP Partnership Agreement) among FTX, Freeport Phosphate Rock Company and Geysers Geothermal Company, as general partners, and Freeport Minerals Company (FMC), as general partner and attorney-in-fact for the limited partners, of PLP (filed as Exhibit B to the Issuer's Prospectus dated May 29, 1987 included in Registration Statement No. 33-13513, as amended).**
Exhibit C2	—
Amendment to the PLP Partnership Agreement dated as of December 16, 1988 effected by FMC, as Administrative Managing General Partner, and FTX, as General Partner of PLP (filed as Exhibit 3.2 to the Issuer's Annual Report on Form 10-K for the Year Ended December 31, 1994).**
Exhibit C3	—
Amendment to the PLP Partnership Agreement dated as of March 29, 1990 effected by FMC, as Administrative Managing General Partner, and FTX, as Managing General Partner of PLP (filed as Exhibit 19.2 to the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1990).**
Exhibit C4	—
Amendment to the PLP Partnership Agreement dated as of April 6, 1990 effected by FTX, as Administrative Managing General Partner of PLP (filed as Exhibit 19.3 to the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1990).**
Exhibit C5	—
Amendment to the PLP Partnership Agreement dated as of January 27, 1992 between FTX, as Administrative Managing General Partner, and FMRP, as Managing General Partner, of PLP (filed as Exhibit 3.3 to the Issuer's Annual Report on Form 10-K for the Year Ended December 31, 1991).**
Exhibit C6	—
Amendment to the PLP Partnership Agreement dated as of October 14, 1992 between FTX, as Administrative Managing General Partner, and FMRP, as Managing General Partner, of PLP (filed as Exhibit 3.4 to the Issuer's Annual Report on Form 10-K for the Year Ended December 31, 1992).**
Exhibit D	—
Item 2 information with respect to the Alpine Shareholders (incorporated by reference to Item 2 of the Alpine Shareholder's Schedule 13D dated August 17,1998, as amended by Amendment No. 1 dated September 15, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated November 3, 1998, as amended by Amendment No. 4 dated December 9, 1998, as amended by Amendment No. 5 dated January 14, 1999, as amended by Amendment No. 6 dated February 8, 1999, as amended by Amendment No. 7 dated March 8, 1999, as amended by Amendment No. 8 dated April 8, 1999, as amended by Amendment No. 9 dated May 12, 1999, as amended by Amendment No. 10 dated July 8, 1999, as amended by Amendment No. 11 dated August 5, 1999, as amended by Amendment No. 12 dated August 25, 1999, as amended by Amendment No. 13 dated September 15, 1999, as amended by Amendment No. 14 dated October 6,1999, as amended by Amendment No. 15 dated November 3, 1999, as amended by Amendment No. 16 dated November 17,1999, as amended "by Amendment No. 17 dated December 31, 1999, as amended by Amendment No. 18 dated February 14, 2000; as amended by Amendment No. 19 dated March 24, 2000, as amended by Amendment No. 20 dated July 13, 2000, as amended by Amendment No. 21 dated August 29, 2001, and as amended by Amendment No. 22 dated December 23, 2003).**

Exhibit E	—
Agreement, dated as of December 19, 2003, between IMC Global Inc., Keystone, Inc., Alpine Capital, L.P. and the Anne T. and Robert M. Bass Foundation (filed as Exhibit 99.2 to IMC Global Inc.'s Form 8-K, dated December 29, 2003).**

*
- Filed Herewith

**
- Incorporated herein by reference

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 30, 2003

PRP-GP LLC
By:	/s/ ROBERT M. QUALLS Name: Robert M. Qualls Title: Vice President and Chief Financial Officer
IMC GLOBAL INC.
By:	/s/ ROBERT M. QUALLS Name: Robert M. Qualls Title: Vice President and Controller

S-1

SCHEDULE A

        The following individuals are members of the Board of Directors of PRP-GP LLC: J. Reid Porter, Executive Vice President and Chief Financial Officer, IMC, who serves as Chairman; John F. Chlebowski, President and Chief Executive Officer of Lakeshore Operating Partners, LLC, Chicago, IL; E. Paul Dunn, Jr., Vice President, Finance and Treasurer, IMC; James W. Goodrich, business consultant and retired senior partner of McKinsey & Co.; Raymond M. Neihengen, Jr., Director, Altma Group, LLC, Northfield, IL; William R. Parr, Vice President, Logistics and Distribution, IMC; and Robert M. Qualls, Vice President and Controller, IMC. The following individuals are the executive officers of PRP-GP LLC, listed along with their position: J. Reid Porter, Chairman of the Board, President and Chief Executive Officer; Robert M. Qualls, Vice President and Chief Financial Officer; E. Paul Dunn, Jr., Vice President and Treasurer. All such individuals listed in this paragraph expressly disclaim any beneficial ownership of the Owned Units, and none of such individuals owns any Depositary Units of the Issuer. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o PRP-GP LLC, 100 S. Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561.

        The following individuals are members of the Board of Directors of IMC Global Inc.: Raymond F. Bentele, Retired President and Chief Executive Officer, Mallinckrodt Inc.; James M. Davidson, Vice President Emeritus, University of Florida; Harold H. MacKay, Partner of the law firm MacPherson Leslie & Tyerman LLP; David B. Mathis, Chairman of the Board of Kemper Insurance Companies; Donald F. Mazankowski, former Canadian Minister of Finance and Minister of Agriculture; Bernard M. Michel, Retired Chair of Cameco Corporation; Douglas A. Pertz, Chairman and Chief Executive Officer of IMC Global Inc.; Pamela B. Strobel, Executive Vice President and Chief Administrative Officer of Exelon Corporation; and Richard L. Thomas, Retired Chairman of First Chicago NBD Corporation and The First National Bank of Chicago. The following individuals are the executive officers of IMC Global Inc., listed along with their position: Douglas A. Pertz, Chairman and Chief Executive Officer; J. Reid Porter, Executive Vice President and Chief Financial Officer; C. Steven Hoffman, Senior Vice President; Mary Ann Hynes, Senior Vice President and General Counsel; Stephen P. Malia, Senior Vice President, Human Resources; E. Paul Dunn, Jr., Vice President, Finance and Treasurer; and Robert M. Qualls, Vice President and Controller. All such individuals listed in this paragraph expressly disclaim any beneficial ownership of the Owned Units, and none of such individuals owns any Depositary Units of the Issuer. Each of these individuals is a citizen and resident of the United States, with the exception of Messrs. MacKay, Mazankowski and Michel. The business address of such individuals is c/o IMC Global Inc., 100 S. Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561.

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SIGNATURES
  SCHEDULE A